                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                        Walker Interactive Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    931664106
--------------------------------------------------------------------------------
                                 (CUSIP number)



      Check the following box if a fee is being paid with this statement [ x ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

----------------------                                         -----------------
CUSIP No.    931664106                   13G                   Page 2 of 9 Pages
----------------------                                         -----------------

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       1          NAME OF REPORTING PERSONS
                  S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                                Morgan Stanley Group Inc.
                                IRS # 13-283-8891
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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [ ]

                                                        (b) [ ]

--------------------------------------------------------------------------------
       3          SEC USE ONLY


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       4          CITIZENSHIP OR PLACE OF ORGANIZATION
                                The state of organization is Delaware.

--------------------------------------------------------------------------------
                NUMBER OF      5       SOLE VOTING POWER

                 SHARES                                            0
                               -------------------------------------------------
              BENEFICIALLY     6       SHARED VOTING POWER

                OWNED BY                                     664,089
                               -------------------------------------------------
                  EACH         7       SOLE DISPOSITIVE POWER

                REPORTING                                          0
                               -------------------------------------------------
               PERSON WITH     8       SHARED DISPOSITIVE POWER
                                                             664,089
--------------------------------------------------------------------------------
       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     664,089

--------------------------------------------------------------------------------
      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES*


--------------------------------------------------------------------------------
      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                           5.04%

--------------------------------------------------------------------------------
      12        TYPE OF REPORTING PERSON*
                              IA, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

---------------------                                         ------------------
CUSIP No.   931664106                    13G                  Page 3 of 9 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSONS
                  S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                         Morgan Stanley & Co. Incorporated
                         IRS # 13-265-5996
--------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) [ ]


                                                                 (b) [ ]


--------------------------------------------------------------------------------
       3          SEC USE ONLY


--------------------------------------------------------------------------------
       4          CITIZENSHIP OR PLACE OF ORGANIZATION
                         The state of organization is Delaware.

--------------------------------------------------------------------------------
            NUMBER OF     5       SOLE VOTING POWER

              SHARES                                            0
                          ------------------------------------------------------
           BENEFICIALLY   6       SHARED VOTING POWER

             OWNED BY                                           664,089
                          ------------------------------------------------------
               EACH       7       SOLE DISPOSITIVE POWER

            REPORTING                                           0
                          ------------------------------------------------------
           PERSON WITH    8       SHARED DISPOSITIVE POWER
                                                          664,089
--------------------------------------------------------------------------------
       9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                664,089

--------------------------------------------------------------------------------
      10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                  SHARES*


--------------------------------------------------------------------------------
      11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      5.04%

--------------------------------------------------------------------------------
      12          TYPE OF REPORTING PERSON*
                         BD, CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT !

---------------------                                        -------------------
CUSIP No.   931664106                   13G                  Page  4 of  9 Pages
---------------------                                        -------------------

 Item 1 (a)               Name  of  Issuer
-----------               ----------------

                          Walker Interactive Systems, Inc.

 Item 1 (b)               Address  of  issuer's  principal  executive  offices
-----------               ----------------------------------------------------
                          303 Second Street
                          San Francisco, CA 94107

 Item 2 (a)               Name  of  person  filing
-----------               ------------------------

                      (a) Morgan  Stanley  Group  Inc.
                      (b) Morgan Stanley & Co. Inc.

 Item 2 (b)               Principal  business  office
-----------               ---------------------------

                      (a) 1585 Broadway
                          New  York,  New  York  10036

                      (b) 1585 Broadway
                          New  York,  New  York  10036

 Item 2 (c)               Citizenship
-----------               -----------

                          Incorporated by reference to
                          Item 4 of the cover page
                          pertaining to each reporting
                          person.

 Item 2 (d)               Title  of  class  of  Securities
-----------               --------------------------------

                          Common  Stock

 Item 2 (e)               Cusip  No.
-----------               ---------

                          931664106

 Item 3               (a) Morgan Stanley Group Inc. is (e) an Investment Adviser
--------                  registered under section 203 of the Investment
                          Advisers Act of 1940.


                      (b) Morgan Stanley & Co., Incorporated is (a) a
                          Broker-Dealer registered under section 15 of the Securities Exchange Act of 1934.

 Item 4                   Ownership
-----------               ---------

                          Incorporated by reference to Items (5) - (9) and (11) of the cover page pertaining to each reporting person.

-------------------                                           -----------------
CUSIP No. 931664106                     13G                   Page 5 of 9 Pages
-------------------                                           -----------------



Item 5     Ownership  of  5  Percent  or  Less  of  a  Class
------     -------------------------------------------------

           Inapplicable

Item 6     Ownership  of  More  than  5  Percent  on  Behalf  of  Another Person
------     ---------------------------------------------------------------------

           Accounts managed on a discretionary basis by Morgan Stanley & Co. Incorporated, a wholly owned subsidiary of Morgan Stanley
           Group Inc., are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

Item 7     Identification and Classification of the Subsidiary Which Acquired
------     ------------------------------------------------------------------
           the Security Being Reported on By the Parent Holding Company
           ------------------------------------------------------------

           Inapplicable


Item 8     Identification  and  Classification  of  Members  of  the  Group
------     ----------------------------------------------------------------

           Inapplicable

Item 9     Notice  of  Dissolution  of  Group
------     ----------------------------------

           Inapplicable

Item 10    Certification
-------    -------------

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

---------------------                                       -------------------
CUSIP No.   931664106                    13G                Page  6 of  9 Pages
---------------------                                       -------------------



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date :         February 7, 1997

Signature :     /s/ EDWARD J. JOHNSEN
               -----------------------------------------------------------------

Name/Title :   Edward J. Johnsen/Vice-President Morgan Stanley & Co.
               Incorporated
               -----------------------------------------------------------------
               MORGAN  STANLEY  GROUP INC.

Date :         February 7, 1997

Signature :      /s/ EDWARD J. JOHNSEN
               -----------------------------------------------------------------

Name/Title :   Edward J. Johnsen/Vice-President Morgan Stanley & Co.
               Incorporated
               -----------------------------------------------------------------
               MORGAN  STANLEY & CO., INCORPORATED


                    INDEX TO EXHIBITS                                                      PAGE
               ----------------------------                                              --------


EXHIBIT 1      Agreement to Make a Joint Filing.                                             7
---------

EXHIBIT 2      Secretary's Certificate Authorizing Edward J. Johnsen                         8
---------      to Sign on Behalf of Morgan Stanley Group Inc.


EXHIBIT 3      Secretary's Certificate Authorizing Edward J. Johnsen                         9
---------      to Sign on Behalf of Morgan Stanley & Co., Incorporated.
